UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of July 27, 2021

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

On July 27, 2021, Centogene N.V. issued a press release titled “CENTOGENE Appoints Patrice P. Denèfle as Chief Scientific Officer to Lead Its Data-Driven Approach to Reinvent Rare Disease Drug Discovery and Development”.

A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

CENTOGENE N.V.

By:	/s/ Rene Just
Name: Rene Just
Title: Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press release dated July 27, 2021